(FNC)

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

FANCAMP EXPLORATION ANNOUNCES QUEBEC FLOW THROUGH FINANCING

December 9, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): Fancamp Exploration Ltd. wishes to announce a non-brokered private placement of $120,000 through the sale of 480,000 flow-through units (the "FT Units") at $0.25 per FT Unit. Each FT Unit will consist of one flow-through common share and one-half of one non flow-through share purchase warrant (the "Warrants"). Each whole Warrant will be exercisable at a price of $0.50 per share for a period of up to 2 years from the closing date, subject to forced acceleration in the event the Company's shares close at a price of $1.00 per share for 30 consecutive trading days after the four month hold expires. There will be an additional offering of 120,000 non flow-through units (the "Units") at $0.25 per Unit, consisting of one common shares and one half of one share purchase Warrant with the same terms as above.

A finder's fee of 10% in cash and 8% in options for Units will be paid to eligible finders in relation to this financing, all in accordance with regulatory policies. The flow-through proceeds received will be used for work on the Company's exploration properties in Quebec. The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END